AMENDED AND RESTATED SCHEDULE A

dated August 31, 2019

to the

INVESTMENT ADVISORY AGREEMENT

dated May 31, 2019 between

FROST FAMILY OF FUNDS

and

FROST INVESTMENT ADVISORS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the Fund in accordance the following fee schedule:

Fund	Rate
Frost Growth Equity Fund	0.50%
Frost Value Equity Fund	0.50%
Frost Mid Cap Equity Fund	0.50%
Frost Total Return Bond Fund	0.35%
Frost Credit Fund	0.50%
Frost Low Duration Bond Fund	0.30%
Frost Municipal Bond Fund	0.35%
Frost Global Bond Fund	0.50%

ACKNOWLEDGED AND ACCEPTED BY:

FROST FAMILY OF FUNDS

By:	/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

FROST INVESTMENT ADVISORS, LLC

By:	/s/ Tom L. Stringfellow
Name:	Tom L. Stringfellow
Title:	President